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                                                                    EXHIBIT 20.1


                                [NEWS RELEASE]

             [LETTERHEAD OF NORTHWESTERN STEEL AND WIRE COMPANY]






  NORTHWESTERN SIGNS LETTER OF INTENT TO MERGE WITH BAYOU STEEL CORPORATION


     Sterling, IL - February 13, 1998 - Northwestern Steel and Wire Company (Northwestern) (Nasdaq:NWSW) announced that it has signed a letter of intent to merge with Bayou Steel Corporation (Bayou) (AMEX:BYX). Bayou is a publicly traded steel minimill producing light structural steel products and merchant bar at operations in Louisiana and Tennessee.

     At a special meeting late yesterday, Northwestern's Board of Directors directed management to negotiate a definitive merger agreement with Bayou. The Bayou proposal is a package of $2.29 cash and up to 7,000,000 shares of Bayou common stock, depending upon the value of Bayou shares at closing. Each Northwestern shareholder will receive maximum aggregate consideration of $4.00 per share, which approximates the recent market price. Northwestern also announced that it has retained J. P. Morgan Securities, Inc. as its financial advisor.

     Mr. Thomas A. Gildehaus, Chairman of the Board and Chief Executive Officer, said "Northwestern and Bayou have complementary product lines and distribution capabilities that will offer customers a broader range of products. Substantial synergistic opportunities exist in many operations areas, including rolling schedules, melt shop utilization and inventory stocking requirements. With a stronger financial base, the combined companies intend to pursue and build a new structural rolling mill employing leading edge technology at the Northwestern plant in Sterling, Illinois, to replace the existing 24 inch structural rolling mill."





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     Mr. Gildehaus concluded by saying, "Northwestern's labor contract with the
United Steelworkers of America (USWA) permits the USWA an opportunity to present a proposal to Northwestern for consideration in the event that Northwestern receives an offer from an unrelated third party. In accordance with its partnership arrangements with the USWA, Northwestern has informed the union of the merger proposal."

     The combination of Northwestern and Bayou is subject to execution of a definitive agreement, stockholder approval by both companies' stockholders, certain regulatory approvals and certain other conditions. Subject to the satisfaction of these conditions, it is anticipated that the transaction will be consummated in the late spring of this year.

     Founded in 1879, Northwestern is a major mini-mill producer of structural steel components which include wide flange beams, channels, angles and merchant bar, as well as rod and wire products which include nails, fencing, concrete reinforcing mesh and other fabricated wire products. Structural products are used in a wide variety of commercial, industrial and residential construction applications, while rod and wire products are marketed to the construction and agricultural industries, retail "do-it-yourself" outlets, distributors and other wire manufacturers.